ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

06018052

RECEIVED

2006 NOV -2 P 12:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 28, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Sub : Change in Managing Director of the Company

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 26.10.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Enc : a/a

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

October 26, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub : Change in Managing Director of the Company

Kindly note that the Board of Directors of the Company, through circular resolution dated 26th October, 2006, has subject to necessary approvals, appointed Dr. Bharat K. Singh as Managing Director of the Company w.e.f 1st November, 2006 in place of Mr. Sanjeev Aga.

The Company has nominated Mr. Sanjeev Aga as Managing Director of Idea Cellular Limited w.e.f 1st November, 2006.

This is for your information and records.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd**

Devendra Bhandari
Company Secretary

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com